Mail Stop 3561

September 24, 2009

Alejandro de la Fuente Goic
Chief Financial Officer
Lan Airlines S.A.
Presidente Riesco 5711, 20th Floor
Las Condes
Santiago, Chile

      Re: Lan Airlines S.A.
          File No. 001-14728
          Form 20-F: For the Fiscal Year Ended December 31, 2008

Dear Mr. de la Fuente:

We have reviewed the above referenced filing and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

General

1.   Please revise future filings so that financial statements and other information read consistently from left to right in the same chronological order. Refer to SAB Topic 11E for guidance.

Selected Financial Data, page 4

2.   We note from your disclosure elsewhere in the filing that you incurred a $109 million charge in 2008 in settlement over fuel surcharge price fixing and related matters. We believe this charge is a material item that affects the comparability of the information reflected in selected financial data and, as such, should be described or cross-referenced to. Please revise future filings accordingly.

Operating and Financial Review and Prospects, page 52

Critical Accounting Policies, page 63

3.   To the extent material, please revise your critical accounting policies to include Lan Pass and Lan Corporate awards program since it appears that the accounting for these award programs involve management judgments and accounting estimates.

Liquidity and Capital Resources, page 65

4.   Please revise to provide more emphasis on analyzing underlying reasons for factors to which variances are attributed. For example, in your disclosure of cash flows from operating activities you state that net cash inflows increased in 2008 mainly due to an increase in the collection of trade account receivables, but you do not provide any qualitative or quantitative analysis that explains to investors what specifically caused this to occur.

Credit Card Receivables Securitization, page 70

5.   Please revise your disclosure to discuss in greater detail why you have these facilities, the purpose it serves for you, and the substance of how it works.

Notes to the Consolidated Financial Statements, page F-9

Note 2: Summary of Accounting Policies, F-9

Note 2(o): Air Traffic Liability and Revenue Recognition Policy, page F-13

6.   Please tell us and revise to disclose your policy for measuring and recognizing revenue breakage (e.g., forfeited or expired tickets). Also, please quantify for us the amounts of adjustments to air traffic liability described on page 64 for each of the last three fiscal years.

Note 2(q): Lease Aircraft Return Costs, page F-14

7.   We note from your disclosure that you accrue for the cost of leased aircraft return costs. Please tell us the timing of your recognition of such costs under both Chilean and US GAAP.

* * * * *

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Patrick Kuhn at 202-551-3308 with any questions. You may also call me at 202-551-3380.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief